February 7, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (860) 275-6252

Mr. Michael Angerthal, Chief Financial Officer
CBRE Realty Finance, Inc.
185 Asylum Street, 31st Floor
Hartford, CT   06103

RE: CBRE Realty Finance, Inc.
File No. 001-33050
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Angerthal:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant